UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CTI GROUP (HOLDINGS) INC.
(Name of Subject Company)

NEW ACQUISITIONS CORPORATION
(Offeror)

ENGHOUSE SYSTEMS LIMITED
(Parent of Offeror)
(Names of Filing Persons)

CLASS A COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

126431105
(CUSIP Number of Class of Securities)

General Counsel
Enghouse Systems Limited
Suite 800, 80 Tiverton Court
Markham, Ontario  L3R 0G4
(905) 946-3200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Christopher J. Cummings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, N.Y. 10019-6064
(212) 373-3000

 CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

NEWS

Enghouse Systems Signs Definitive Agreement to Acquire
CTI Group (Holdings) Inc.

Markham, Ontario; Indianapolis, Indiana – October 19, 2015 – Enghouse Systems Limited (TSX:ESL)  (“Enghouse”) and CTI Group (Holdings) Inc. (“CTI”) (OTC: CTIG) jointly announced that they have entered into a definitive agreement pursuant to which Enghouse will acquire CTI.
Under the terms of the agreement, which has been approved unanimously by the board of directors of both companies, a newly formed wholly-owned subsidiary of Enghouse will commence a tender offer for all outstanding shares of CTI for US$0.61 per share in cash, for a total equity value of approximately US$22.5 million.
Enghouse intends to commence a tender offer for all the shares of common stock of CTI within 15 business days.  Under the agreement, the tender offer will be followed by a merger to acquire any untendered shares. The tender offer is subject to certain customary closing conditions. The CTI board of directors, collectively owning approximately 74% of CTI’s outstanding common stock, have entered into a tender and support agreement with Enghouse committing to tender all of their CTI shares in the tender offer.  It is expected that this deal will close in the first quarter of Enghouse’s fiscal 2016 (which ends January 31, 2016).
Additional Information
The tender offer described in this press release has not yet commenced.  This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Enghouse and a wholly-owned subsidiary intend to file with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and CTI intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors and stockholders are urged to read both the Tender Offer Statement and Solicitation/Recommendation Statement  carefully when they become available as they will contain important information about the tender offer.  Those documents, as well as Enghouse's other public filings with the SEC, may be obtained without charge from the SEC's website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer. Copies of CTI’s filings with the SEC may be obtained free of charge at the “Investor Information” section of CTI’s website at www.ctigroup.com.
Cautionary Note Regarding Forward-Looking Statements
Statements in this press release regarding the proposed transaction between Enghouse and CTI, the expected timetable for completing the transaction, the potential benefits of the transaction, and any other statements about Enghouse’s and CTI’s respective management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with Enghouse’s and CTI’s respective employees, customers, and other business partners; and other risks and the other factors described in CTI’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC, as well as in the Tender Offer Statement on Schedule TO to be filed by Enghouse and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by CTI. Except as otherwise required by law, each of Enghouse and CTI disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.
About Enghouse Systems Limited
Enghouse Systems Limited is a leading global provider of enterprise software solutions serving a variety of vertical markets. Its strategy is to build a larger and more diverse enterprise software company through strategic acquisitions and managed growth within its business sectors: Contact Center, Networks (OSS/BSS) and Transportation/Public Safety. Enghouse shares are listed on the Toronto Stock Exchange (TSX:ESL). Further information about Enghouse is available at www.enghouse.com.
About CTI Group (Holdings) Inc.
CTI Group (Holdings) Inc. is an international provider of electronic invoice processing and management, enterprise communications management software and services solutions, and carrier class voice over internet protocol (VoIP) management applications. CTI’s Analysis, SmartRecord® and Proteus® product suites offer carriers a full array of cloud-based, real-time solutions for traffic analysis, post-billing call analysis, customer care and call recording. CTI’s products are used by some of the top service providers in North America and Europe, and play a trusted role in managing telephony costs at major corporations internationally. Headquartered in Indianapolis, CTI maintains overseas offices in London and Blackburn, UK. For more information, please visit www.ctigroup.com.
For further information please contact:
Sam Anidjar
VP, Corporate Development
Enghouse Systems Limited
(905) 946-3302

Fred Hanuschek
CEO
CTI Group (Holdings) Inc.
(317) 262-4666